================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                        ANNUAL REPORT PURSUANT TO SECTION
                        15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

     For the fiscal year ended December 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

     For the transition period from __________ to __________


                          Commission file number 1-8962


               The Pinnacle West Capital Corporation Savings Plan
                            (Full title of the plan)


                        Pinnacle West Capital Corporation
                                (Name of issuer)

                             400 North Fifth Street
                                 P.O. Box 53999
                           Phoenix, Arizona 85072-3999
                (Address of issuer's principal executive office)

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
                                TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----

Independent Auditors' Report                                                   1

Statements of Net Assets Available for Benefits
  as of December 31, 2000 and 1999                                             2

Statements of Changes in Net Assets Available for Benefits
  for the Years Ended December 31, 2000 and 1999                               3

Notes to Financial Statements                                             4 - 10

Schedule of Assets Held for Investment Purposes                               11

Exhibits Filed                                                                12

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of
The Pinnacle West Capital Corporation Savings Plan
Phoenix, Arizona

We have audited the accompanying statements of net assets available for benefits of The Pinnacle West Capital Corporation Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, information regarding the Plan's net assets available for benefits as of December 31, 2000, and the changes therein for the year then ended and its financial status as of December 31, 1999, and the changes therein for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2000, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP
Phoenix, Arizona
June 25, 2001

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
--------------------------------------------------------------------------------

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31,
--------------------------------------------------------------------------------


                                                       2000             1999
                                                   ------------     ------------
ASSETS:
  Investments at fair value except for
    Fixed Income Fund that is at
    contract value which
    approximates fair value                        $555,613,383     $502,218,041
  Temporary investments (at cost
    which approximates fair value)                    4,685,117       12,196,055
  Contributions receivable                            1,460,970               --
  Interest/other receivable                              22,625        1,364,046
                                                   ------------     ------------
    TOTAL ASSETS                                    561,782,095      515,778,142
                                                   ------------     ------------
LIABILITIES:
  Securities purchased                                  803,188               --
                                                   ------------     ------------

    NET ASSETS AVAILABLE FOR BENEFITS              $560,978,907     $515,778,142
                                                   ============     ============

See notes to financial statements.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
--------------------------------------------------------------------------------

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31,
--------------------------------------------------------------------------------

                                                      2000             1999
                                                  -------------    -------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income (Note 1):
    Dividends                                     $   5,577,441    $     174,487
    Interest/other income                             2,680,044           77,888
    Net appreciation (depreciation)
      in fair value of investments                   28,038,446          339,471
                                                  -------------    -------------
      Total investment income                        36,295,931          591,846
                                                  -------------    -------------
  Contributions (Note 2):
    Pinnacle West Capital Corporation                 8,317,161          254,449
    Participants                                     28,937,199          889,554
                                                  -------------    -------------
      Total contributions                            37,254,360        1,144,003
                                                  -------------    -------------
        Total additions                              73,550,291        1,735,849
                                                  -------------    -------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Benefit payments                                   28,146,206          886,238
  Administrative expenses                               251,111              383
  Interplan transfers                                   (47,791)          19,718
                                                  -------------    -------------
    Total deductions                                 28,349,526          906,339
                                                  -------------    -------------
    Net increase                                     45,200,765          829,510
                                                  -------------    -------------

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                 515,778,142        9,806,673
  End of year before transfer of assets             560,978,907       10,636,183
                                                  -------------    -------------

  Transfer of assets from the Savings Plan for
    Employees of Arizona Public Service Company
    and the Savings Plan for Union Employees of
    Arizona Public Service Company                           --      505,141,959
                                                  -------------    -------------

  End of year after transfer of assets            $ 560,978,907    $ 515,778,142
                                                  =============    =============

See notes to financial statements.

                      THE PINNACLE WEST CAPITAL CORPORATION
                                  SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          METHOD OF ACCOUNTING - The financial statements in this report reflect the total assets, liabilities and net assets available for benefits and changes therein of The Pinnacle West Capital Corporation Savings Plan (the "Plan"). The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America using the accrual basis of accounting. Investment transactions are recorded as of the trade date. Dividend income is recorded as of ex-dividend dates.

          INVESTMENTS - The Plan consists of a salary reduction arrangement and an employer matching contribution feature. The investment choices for the Plan during 2000 consisted of:

               Pinnacle West Stock Fund -- The fund consists primarily of common stock of Pinnacle West Capital Corporation ("Pinnacle West," "Company," or "Employer"). The common stock is stated at fair value based on quoted market prices in an active market.

               Index Fund -- The fund consists of common stocks maintained by the Trustee (defined below) as part of a commingled fund. The fund is stated at fair value generally based on the last reported sales price on the last business day of the calendar year.

               Fixed Income Fund -- The fund consists primarily of several benefit-responsive guaranteed investment contracts with varying rates of interest and varying maturities. The fund is stated at contract value which approximates fair value.

               Aggressive Equity Fund -- The fund consists primarily of common stocks maintained by Putnam Investments as part of the Putnam Voyager Fund, Class A. The fund is stated at fair value generally based on the last reported sales price on the last business day of the calendar year.

               International Equity Fund -- The fund consists primarily of stocks outside the United States and is maintained by Deutsche Asset Management International Equity. The fund is stated at fair value generally based on the last reported sales price on the last business day of the calendar year.

               Conservative, Moderate and Aggressive Lifestyle Funds -- These funds consist primarily of cash, domestic stocks, international stocks, and domestic bonds and are maintained by the Vanguard Group as part of the Lifestrategy Portfolios.

          Temporary investments - Temporary investments represent cash or other cash equivalents that are held until investments in other funds can be made.

          PAYMENT OF BENEFITS - Benefits are recorded when paid.

          USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

2.   DESCRIPTION OF THE PLAN

          The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

          GENERAL - The Plan is administered by a committee appointed by the Pinnacle West Board of Directors. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

          Effective July 1, 1999, Norwest Bank of Minnesota N.A., which changed its name to Wells Fargo, Minnesota, N.A., effective January 1, 2000 (the "Trustee",) became the trustee of the master trust agreement in which the Plan, The Savings Plan for Employees of Arizona Public Service Company and The Savings Plan for Union Employees of Arizona Public Service Company (collectively referred to as the "APS Plans") participated. Prior to July 1, 1999, State Street Bank and Trust Company was the trustee for this master trust.

          In June 1999, the Board of Directors of Pinnacle West and in July 1999, the Board of Directors of Arizona Public Service Company ("APS") agreed to merge the APS Plans into the Plan effective December 31, 1999, thereby eliminating the need for the master trust. Pinnacle West continues to be the sponsor of the Plan.

          ELIGIBILITY - Generally, all active employees of Pinnacle West and its subsidiaries, including, APS, Pinnacle West Energy Corporation, APS Energy Services Company, Inc., El Dorado Investment Company and the active salaried employees of SunCor Development Company are eligible to participate in the pre-tax and after-tax features of the Plan upon attaining age 21 and completing thirty-one days of consecutive employment and are eligible to participate in the matching feature upon attaining age 21 and completing one year of service. Subject to the approval of the Board of Directors of the Company of an affiliate's participation in the Plan as a contributing employer, the Plan allows for participation by employees of a company that becomes an affiliate of Pinnacle West if such employees were formerly participants in a qualified plan sponsored by their employer, regardless of whether they have satisfied the Plan's other eligibility requirements.

          CONTRIBUTIONS - The Plan is a defined contribution plan. The Plan allows employees to contribute up to 16% of their base pay on a pre-tax basis and up to 16% of their base pay on an after-tax basis, provided that in no event would the total tax deferred and voluntary contributions made by any participant in any year exceed 16% of his or her base pay. The maximum allowable base pay ($170,000) and tax-deferred contribution ($10,500) are linked to the cost of living index and could change on an annual basis.

          Employer contributions are fixed at 50% of the first 6% of an employee's pre-tax contributions. The Employer contributions may be in cash, common stock or other property acceptable to the Trustee.

          The Plan allows rollover contributions from another qualified plan or individual retirement rollover account, subject to certain criteria.

          INVESTMENT CHOICES - Participants' contributions may be invested in one or more of the following funds: Pinnacle West Stock Fund, Index Fund, Fixed Income Fund, Aggressive Equity Fund, International Equity Fund, Conservative Lifestyle Fund, Moderate Lifestyle Fund, and Aggressive Lifestyle Fund. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows as of December 31, 2000:

                                                                 2000
                                                             ------------
          Pinnacle West Stock Fund Net Assets - 12/31/99      $69,138,017
            Changes in net assets during 2000:
            Net appreciation                                   41,365,006
            Employer contributions                              8,317,161
            Benefits paid to participants                     (10,853,763)
                                                             ------------
          Pinnacle West Stock Fund Net Assets - 12/31/00     $107,966,421
                                                             ------------

          The 1999 balance of non-participant directed contributions includes a $67,374,910 transfer from The Savings Plan for Employees of Arizona Public Service Company and The Savings Plan for Union Employees of Arizona Public Service Company, as a result of the merger of the APS Plans and the Plan (see "General" above).

          LOAN FEATURE - Participants may borrow money from their pre-tax contributions account, vested Employer contributions account and rollover account (if any). Participants may not borrow against their Employer transfer account or their after-tax contributions account.

          The minimum participant loan available is $1,000, and the maximum available is 50% of the participant's vested account balance, up to $50,000, reduced by the participant's highest outstanding loan balance in the 12-month period ending on the day before the loan is made. Only one loan per participant may be outstanding at any one time. Loan terms range from six months to five years, or up to 15 years for the purchase of a principal residence. An administrative fee is charged to the participant's account for each loan.

          The interest rate is determined at the time the loan is requested and is fixed for the life of the loan. The interest rate is the Trustee's prime interest rate plus one percent, determined as of the first business day of the month in which the loan is issued. Interest rates for loans issued during 2000 ranged from 8.75% to 9.50%.

          Loans are treated as an investment of the participant's accounts. To fund the loan, transfers are made from the participant's investment funds on a pro-rata basis. Loan repayments are invested in the participant's investment funds based on the participant's current investment election. Loan repayments, including interest, are generally made through irrevocable semi-monthly payroll deductions.

          VESTING - Each participant is fully vested as to the participant's contribution account (consisting of the participant's contributions and related income and appreciation or depreciation). The participants become vested in their Employer contribution account (consisting of Employer contributions and related income and appreciation or depreciation) in the event of termination of service by death, disability or retirement, upon attaining the age of sixty-five, upon completion of five years of service, upon termination of the Plan, or upon complete discontinuance of Employer contributions; otherwise, participants vest in graduated amounts with 100 percent vesting in five years of plan participation, beginning with the first plan year of employee participation.

          WITHDRAWALS AND DISTRIBUTIONS - A participant may at any time make a full or partial withdrawal of the balance in the participant's after-tax contribution account and rollover contribution account. No withdrawals before retirement are permitted from a participant's transfer account. No withdrawals before retirement are permitted from the participant's pre-tax contribution account, except under certain limited circumstances relating to financial hardship. If an employee withdraws pre-tax contributions, the only earnings on those contributions that can be withdrawn are those credited prior to 1989. Generally, participants who are fully vested and who have participated in the Plan for five complete plan years may withdraw the amount in their Employer contribution account. When the participant's employment with the Company is terminated, the participant generally can elect to receive, as soon as administratively possible, a distribution of the vested portion of his or her Employer contribution account together with the participant's contribution accounts.

          FORFEITURES - Forfeitures of nonvested Employer contributions will occur upon distribution following termination of employment with the Company. However, if a former participant again becomes an employee of the Company prior to the end of the fifth calendar year following the calendar year in which the participant's earlier termination of employment occurred, the forfeited Employer contributions will be restored to the participant's Employer contribution account, provided the participant repays the full amount previously distributed to him or her. Forfeitures are used to reduce future Employer contributions to the Plan.

          TERMINATION OF THE PLAN - It is the Company's present expectation that the Plan and the payment of Employer contributions will be continued indefinitely. However, continuance of any feature of the Plan is not assumed as a contractual obligation. The Company, at its discretion, may terminate the Plan and distribute net assets. In this event, the balance credited to the accounts of participants at the date of termination shall be fully vested and nonforfeitable.

3.   INCOME TAX STATUS

          A determination letter dated September 8, 1995 has been received from the Internal Revenue Service indicating that the Plan has been determined to be a qualified plan under the provisions of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Company's management and plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

4.   GUARANTEED INVESTMENT CONTRACTS

          Under the benefit-responsive contracts, interest rates on guaranteed investment contracts ("GICs") vary within the Fixed Income Fund. The contracts held in the Plan have a weighted average crediting interest rate at December 31, 2000 of 6.44% and December 31, 1999 of 6.42%. The average yield for 2000 approximated the weighted average crediting interest rate. The crediting interest rates on the GICs may be reset on a quarterly or semi-annual basis, or may be fixed, based on the terms of the contract.

          Fourteen of the GICs are managed synthetic investment contracts. The fair value of the assets related to these contracts is $36,461,994. The contract value of these assets is $37,515,608.

5.   INVESTMENTS AND UNITS OF PARTICIPATION

          In accordance with the provisions of the Plan, the Trustee maintains separate units of participation in the Plan and related net asset value per unit for the Pinnacle West Stock, Index,

     Fixed Income, Aggressive Equity, International Equity, and Conservative, Moderate and Aggressive Lifestyle Funds. The number of units and the related value at December 31 are:

               2000                       Number of Units        Value
               ----                       ---------------     ------------
     Pinnacle West Stock Fund                3,487,052        $166,480,849
     Index Fund                              3,870,143         148,052,969
     Fixed Income Fund                       6,126,617          67,305,627
     Aggressive Equity Fund                  4,952,745         106,890,926
     International Equity Fund                 742,860           9,897,831
     Conservative Lifestyle Fund               330,329           4,863,689
     Moderate Lifestyle Fund                   794,673          13,757,799
     Aggressive Lifestyle Fund                 770,661          15,184,606
     Participant Loans                                          23,179,087
                                                              ------------
        Total                                                 $555,613,383
                                                              ------------

               1999                       Number of Units        Value
               ----                       ---------------     ------------
     Pinnacle West Stock Fund                3,708,593        $113,343,874
     Index Fund                              4,054,252         170,238,042
     Fixed Income Fund                       6,654,449          69,024,641
     Aggressive Equity Fund                  2,889,001          89,443,463
     International Equity Fund                 411,873           7,581,670
     Conservative Lifestyle Fund               264,441           3,993,052
     Moderate Lifestyle Fund                 1,283,120          12,995,189
     Aggressive Lifestyle Fund                 599,457          12,834,374
     Participant Loans                                          22,763,736
                                                              ------------
        Total                                                 $502,218,041
                                                              ------------

6.   RELATED PARTY TRANSACTIONS

     The following information relates to related party transactions within the Plan. The amounts for prior year are on a master trust basis.

          COSTS OF ADMINISTRATION - Substantially all costs of administration of the Plan, except for loan administration fees, have been paid by the Company.

                            PINNACLE WEST STOCK FUND

                                                              2000             1999
                                                          ------------     ------------
Shares of Pinnacle West common stock held by the Plan        3,487,052        3,708,593

Employer cash contributions                               $  8,317,161     $  7,927,434
Investments by the Plan in Pinnacle West common stock     $  2,822,589     $ 14,433,399
Sales made by the Plan of Pinnacle West common stock      $ 11,265,098     $  1,361,502
Aggregate cost of Pinnacle West common stock sold         $  5,429,877     $    726,050
Dividend income                                           $  5,199,271     $  4,663,182

                                   INDEX FUND

                                                              2000             1999
                                                          ------------     ------------
Investments by the Plan in Trustee's Index Fund           $ 23,279,698     $ 19,377,247
Sales made by the Plan of Trustee's Index Fund            $ 28,293,448     $ 19,546,004
Aggregate cost of Trustee's Index Fund sold               $ 27,042,881     $ 15,506,166

              TEMPORARY INVESTMENTS IN FUNDS MANAGED BY THE TRUSTEE

                                                              2000             1999
                                                          ------------     ------------
Investments by the Plan in temporary investment funds     $222,277,470     $114,185,293
Sales made by the Plan of temporary investment funds      $219,595,681     $104,867,886

              The temporary investments are bought and sold at par.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
SCHEDULE H: SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2000
--------------------------------------------------------------------------------

Identity of Issuer, Borrower,                                 Description of                                      Current
Lessor or Similar Party                Fund Name                Investment            Units         Cost           Value
----------------------------------------------------------------------------------------------------------------------------
Pinnacle West Capital         Pinnacle West Stock Fund      Shares of company        3,487,052   $78,013,467    $166,480,849
Corporation Stock Fund                                      common stock

S&P 500 Index Fund            Index Fund                    Shares of mutual         3,870,143             *     148,052,969
                                                            fund investments

Morley Capital Fixed          Fixed Income Fund             Guaranteed investment    6,126,617             *      67,305,627
Income Fund                                                 contracts, interest
                                                            rates, 5.62% - 7.82%

Putnam Voyager                Aggressive Equity Fund        Shares of mutual         4,952,745             *     106,890,926
Income Fund                                                 fund investments

Deutsche Institutional        International Equity Fund     Shares of mutual           742,860             *       9,897,831
International Equity Fund                                   fund investments

Vanguard Lifestrategy         Conservative Lifestyle Fund   Shares of mutual           330,329             *       4,863,689
Conservative Growth Fund                                    fund investments

Vanguard Lifestrategy         Moderate Lifestyle Fund       Shares of mutual           794,673             *      13,757,799
Moderate Growth Fund                                        fund investments

Vanguard Lifestrategy         Aggressive Lifestyle Fund     Shares of mutual           770,661             *      15,184,606
Growth Fund                                                 fund investments

Participant Loans             Participant Loans             Interest rates,                N/A             *      23,179,087
                                                            8.75% - 10.00%

Cash and Other                                                                             N/A             *       4,685,117
Short-Term Investments
                                                                                                                ------------
Total Assets Held for                                                                                           $560,298,500
Investment Purposes                                                                                             ============

*    Cost information not provided as investments are participant directed.

Exhibits Filed.
--------------

Exhibit No.             Description
-----------             -----------

   23.1                 Independent Auditors' Consent

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                              THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
                                               (Name of Plan)


Date: June 26, 2001           By Armando B. Flores
                                 -----------------------------------------------
                                 Armando B. Flores
                                 Chairman of the Administrative Committee and Executive Vice President, Corporate Business Services Pinnacle West Capital Corporation